EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 10 September 2019

4 September 2019	Director/PDMR Shareholding
2 September 2019	Total Voting Rights
19 August 2019	Director/PDMR Shareholding
19 August 2019	NGG Finance plc- Publication of Annual Report and Accounts
16 August 2019	Director/PDMR Shareholding
15 August 2019	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

3 September 2019	Publication of a Prospectus
3 September 2019	NGG Finance Plc Announces Tender Offer Results
29 August 2019	NGG Finance PLC Announces Target Acceptance Amount of its Tender Offer
27 August 2019	NGG Finance Plc launches Cash Tender Offer